

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 18, 2007

Via Facsimile (214) 831-1334 and U.S. Mail

C. Robert Coates
Post Office Box 797986
Dallas, TX 75379

RE: **Borland Software Corporation**
        Revised Preliminary Proxy Statement PRRN14A
        Filed April 12, 2007
        File No. 1-10824

Dear Mr. Coates:

        We have reviewed your revised filing and have the following comments. Note that all references to prior comments refer to our prior letter dated March 29, 2007.

General

1. Please file your response letter as correspondence on EDGAR as well as the marked version of the revised preliminary proxy statement.

2. In addition, given Mr. Donahue's status as a soliciting person, please delete all statement to the effect that Mr. Coates "is advised" regarding information concerning Mr. Donahue.

3. Please update your disclosure to provide the number of outstanding shares of the company's common stock as of the most recent practicable date, as disclosed in the company's revised preliminary proxy statement.

Who conducts the proxy solicitation and how much does it cost? page 3

4. We reissue prior comment 10 in part. Please confirm your understanding regarding the requirement that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A.

5. Please confirm whether by your statement that "No additional compensation for soliciting proxies will be paid to our consultant," you are referring to D.F. King & Company, Inc. or to another entity or person. If you are referring to anyone other that D.F. King & Company, Inc., please identify the consultant, the services to be performed and the material features of any contract or arrangement you may have with the consultant. See Item 4(b)(3) of Schedule 14A.

6. We note that you have increased your estimated solicitation costs from $50,000 to $100,000, approximately $75,000 of which will be paid to D.F. King & Company., Inc. Please quantify the estimated total costs associated with the contested solicitation. That is, please tell us how you have allocated the remaining $25,000.

Interest of Certain Persons in Matters to be Acted Upon, page 5

7. We reissue prior comment 7. It appears that Mr. Coates, Mr. Donahue, Ms. Katarina Coates and Management Insights, Inc. (now 2055, Inc.) are each considered "participants" as defined in Instruction 3(v) to Item 4, applicable to you through Item 5(b)(1). For each such participant, please refer to subparagraphs (1)(i) through (1)(xii) regarding the disclosure requirements.

Voting Procedures, page 21

8. In the third paragraph in this section, revise the statement that unmarked but signed proxies "will be voted for the election as Directors of the persons who have been nominated by the Board of Directors." Since you and Mr. Donahue are running in opposition to the company's slate, this appears to be factually incorrect and it is also inconsistent with the disclosure on your proxy card.

9. At the top of page 8 (and also at the bottom of page 4), you state that a "subsequent revocation will not serve to revoke the proxy solely for the purpose of the vote upon the earlier matter voted upon." Since a proxy may be revoked at any time prior to the meeting, and even at the meeting by a shareholder who attends it, we believe this language may be confusing and unnecessary. Please revise to clarify, or delete.

10. In the same paragraph at the top of page 8, you state that a proxy may be revoked "by execution and delivery of a subsequent later dated proxy which is presented at the Meeting." Revise to make clear that a later-dated proxy need not be presented at the annual meeting by the shareholder for a revocation to be effective.

Proposal 1: Election of Directors

Prior Activities with respect to the company, page 9

11. Please clarify your reference at the end of the first paragraph to "that slate of nominees." It appears that Mr. Coates was included as a member of the slate of nominees elected to the board at the 1999 shareholder meeting only.

12. Please disclose the material terms of the Agreement to which you refer on page 9 to support management's slate of directors for election to the board at the 1999 and 200 shareholders meetings. Confirm whether you are referring to the "Standstill Agreement" referenced in the registrant's revised preliminary proxy filed April 5, 2007 and whether the terms of the Agreement to which you refer are the same as those described in the registrant's filing.

13. Please provide support for your statement that "As a result of Mr. Coates' lawsuit, Borland management agreed to 'rescind' this policy and to provide outside directors with full access to all information about the Company." Tell us on what date and by what mechanism the policy was rescinded. In addition, explain how and when Borland management (identify the individual(s)) agreed to rescind it.

14. In addition, please tell us the basis for your assertion that the company's management, and not the board of directors, adopted the policy of placing limits on corporation information to be shared with the board.

15. Please revise the disclosure relating to Mr. Coates' resignation from the board to state the effective date of the resignation. Similarly, state the date on which the lawsuit against the company and Corel Corporation was brought.

16. Please provide support for your statements on page 10 that "Mr. Coates disagreed with this proposed merger and resigned from the Board of Directors in protest" and that "[t]his lawsuit forced Borland management to take a closer look at the financial condition . . . [and] terms of the Company's proposed merger into Corel Corporation." For example, do you have any contemporaneous writings, e-mails or other written communications evidencing your objection to the merger? Did you receive any written or oral communications from the company's board or management indicating that the merger was terminated based in whole or in part on the lawsuit? To the extent you have no such factual support, please revise to recast these statements as your beliefs.

17. Provide support for your statement on page 10 that Borland management was "taken aback by [the annual election of directors] proposal." Be specific in

describing what aspects of the conduct of Borland's management team led you to this conclusion. Alternatively, remove this statement.

18. We note your statement on page 10 in the paragraph that begins "In January of 2004, Mr. Coates nominated himself," that endorsement for Mr. Coates' nomination was "not forthcoming." Please revise to state that the board determined not to nominate Mr. Coates to stand for election as a director at the 2004 Annual Meeting if that determination was made prior to Mr. Coates' deciding to withdraw his own nomination. Please include specific dates for each event, as applicable.

<u>Jason Donahue, page 12</u>

19. We reissue prior comment 14 and 15 in part. Please disclose the address of Mr. Donahue's principal place of business as well as the address of Proxy Capital, Inc., Mr. Coates' principal place of business. In addition, please provide the complete five-year employment history for Mr. Coates and tell us whether Mr. Donahue was employed from September 2002 to June 2003.

20. Please state whether any of Mr. Donahue's directorships were with companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act, naming such company. See Item 7(b) of Schedule 14A and Item 401(d)(2) of Regulation S-K.

<u>Why Mr. Coates and Mr. Donahue are Seeking Seats on the Company's Board of Directors, page 14</u>

21. Please provide support for your statement that the high turnover of the company's top management can be "directly attributed to the policies and actions of the Borland Board and specifically to Mr. William Hooper." Be specific in identifying the policies and actions associated with the board and specifically with Mr. Hooper, and how you know these resulted in high management turnover. However, in crafting revised language supporting your assertion, we direct your attention to Rule 14a-9(b) of Regulation 14A, which prohibits any statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." To the extent that you cannot provide a factual basis for your assertion, revise the disclosure here to recast it as your belief or opinion. Alternatively, delete the statement.

22. Where you cite to Borland's Form 10-K at the top of page 17, specify the year of the report to which you refer.

23. You state that investing the proceeds from securities issuances in "short-term debt offering a reasonable return" would "add several cents to the company's earnings per share. Expand to detail the assumptions upon which this assertion regarding earnings per share is based. For example, explain what amount of proceeds the company could/should invest and what rate of return you believe could result in such a significant increase in earnings per share.

Proposal No. 2 – Approval of Amendment to Our 1999 Employee Stock Purchase Plan, page 17

24. It appears you have copied verbatim information from Borland's proxy statement. Please modify this language to avoid appearing to speak for or as the company. ("The Company's 1999 Employee Stock Purchase Plan ('ESPP') is intended to provide our employees with an opportunity to purchase shares of the Company's common stock….")

Closing Comments

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the revised proxy statement will help to expedite our review. Please note that given the nature and number of comments above, we are likely to have additional comments on your revised proxy materials.

Please furnish a cover letter with your revised materials that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions